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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5428 fax

December 11, 2009

Re:	Gafisa S.A. Registration Statement on Form F-4 Filed on November 13, 2009

Ms. Era Anagnosti
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Anagnosti:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated December 8, 2009 (the “Comment Letter”) regarding the above-referenced registration statement on Form F-4 of Gafisa S.A. (the “Company”) filed on November 13, 2009 (the “Registration Statement”). In conjunction with this letter, the Company is filing, for review by the Staff, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

Set forth below are responses of the Company to the Staff’s comments numbered 1 through 12, as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the marked version of Amendment No. 1 that is being filed today.

Part Five – Restructuring, page 72

Background, the Special Committee and Board Positions, page 72

The Special Committee, page 73

1.	In the first paragraph, please briefly explain “CVM’s recommended methods of selecting the members of a special committee.”

The Company has included the following explanation at the beginning of the first paragraph on page 77:

Ms. Era Anagnosti	2	December 11, 2009

CVM Release No. 35 contains several recommended methods for how a board of directors may select the members of a special committee.  These methods are (1) selecting only members of the board of directors, so long as a majority of these members are independent members pursuant to the regulations of the Novo Mercado, (2) selecting members that are not part of the board of directors, so long as they would all be considered independent pursuant to the regulations of the Novo Mercado, or (3) selecting two directors to serve as members of the special committee, one of these directors having been elected to the board by the minority shareholders, and having a third member of the special committee selected by the first two members of the special committee. For a description of what constitutes an independent member of the board of directors pursuant to the regulations of the Novo Mercado please see “Part Six − Description of Tenda Capital Stock − Composition of Tenda’s Board of Directors pursuant to Novo Mercado Regulations.”

The Special Committee was formed in accordance with the third recommended method in CVM Release No. 35.

2.
We note that Mr. Gentil is not a member of the board of directors of either Tenda or Gafisa, neither is he an employee of these companies. Please explain Mr. Gentil’s fiduciary duties in his capacity as a member of the Special Committee.

Although Mr. Gentil is neither an employee nor a director of Gafisa or Tenda, the Special Committee, of which he is a member, is formed pursuant to Tenda’s bylaws and, therefore, its members are subject to the same fiduciary duties applicable to Tenda’s directors, including the duty of loyalty, pursuant to Article 160 of the Brazilian corporate law. CVM Release No. 35 provides for this extension of fiduciary duties of members of the Special Committee who are not also directors, by requiring companies to provide for their existence in the bylaws, as has been done by Tenda.

3.
Please explain in the filing whether Mr. Garrabrant’s reason from recusing himself from voting in connection with the board’s approval of the Restructuring related to him being an affiliate of EIP Brazil Holdings, LLC, which is a beneficial owner of 18.6% of Tenda’s capital stock. Otherwise, please disclose the other reasons for his recusal.

The following disclosure has been added on page 78:

Mr. Garrabrant and Mr. McDonald are senior executives of Equity International, LLC, a sponsor of private investment funds.  Equity International, together with the funds it sponsors, beneficially owns approximately 6.96% of Tenda's capital stock and approximately 13.72% of Gafisa’s capital stock.  Mr. Garrabrant and Mr. McDonald serve as directors of Gafisa, and Mr. McDonald serves as a director of Tenda.  Recognizing that such ownership in both companies and, in the case of Mr. McDonald, his position as a director of both companies, implies that they represent both parties to the Restructuring, they decided that they preferred not to participate in the votes of the boards of directors of either party to the Restructuring.  Brazilian counsel advised Mr. Garrabrant and Mr. McDonald that pursuant to Brazilian law they would have been permitted to participate in these votes; however, Mr.

Ms. Era Anagnosti	3	December 11, 2009

Garrabrant and Mr. McDonald decided that the process by which board approval of the Restructuring was procured would be viewed as more transparent without their participation.

Special Committee Meetings, page 73

4.
Your disclosure throughout this section does not (i) describe in sufficient detail when the idea of Restructuring was conceived and who initiated the discussions among the parties, (ii) identify all of the parties present at a meeting or conference call (for example, you do not identify the Gafisa representatives who participated in the November 3, 2009 meeting), or (iii) fully explain the issues discussed and the positions taken by the involved parties at each meeting.

•
Please revise to, among other things, identify the party who initiated the first discussion between the two companies. In light of your disclosure that Gafisa’s initial acquisition of the controlling interest in Tenda occurred just over a year ago (in September 2008) and the fact that the Protocol of Merger of Shares and Instruments of Justification filed as Exhibit 2.1 to the registration statement appears to be a contract negotiated among related parties, please revise your disclosure to discuss in more detail Gafisa’s initial decision to acquire 60% of Tenda’s voting control, the reasons why Gafisa did not acquire full control of Tenda in the September 2008 acquisition, and whether the current Restructuring represents a second step to the original acquisition.

•
In the seventh and eighth bullet points of your discussion, please elaborate on the position of each party during the November 3rd and 4th meetings. Statements such as “representatives of Gafisa and Estatér did not agree ...” or “questions some parameters of the analysis made by Itaú BBA” are too broad and provide little insight to an investor’s understanding on how the parties  negotiated and agreed upon the exchange ratio and why the 0.205 ratio ultimately represented fair consideration to Tenda’s non- controlling shareholders.

•
Please tell us with a view toward disclosure how Gafisa’s initial acquisition of Tenda’s controlling interest has affected Tenda’s financial performance and whether such factor was taken in consideration by the boards of both companies in negotiating the exchange ratio.

The Company has included in the disclosure on pages 78-83 further detail as to each of the meetings of the Special Committee, including specifying the individual representatives of the parties that were present at the meetings and providing a more detailed description of the issues discussed and positions taken at such meetings of the Special Committee.

Ms. Era Anagnosti	4	December 11, 2009

In addition, the Company has amended the Registration Statement to include the following additional language:

Page 10:

Upon shareholder approvals on October 21, 2008, FIT Residential Empreendimentos Imobiliários Ltda., or FIT, a company previously controlled by Gafisa was merged into Tenda. As a result of the level of Gafisa’s pre-transaction ownership in FIT and the exchange ratio in the merger, Gafisa became the controlling shareholder of Tenda.

On September 10, 2009, Gafisa hired Estáter to study strategic options for its equity stake in Tenda. Based in part on Estáter’s advice, Gafisa concluded on October 16, 2009, that the Restructuring was the preferable option to be pursued.  Representatives of Gafisa did not discuss the concept of the Restructuring with or disclose any proposed terms for the Restructuring to representatives of Tenda until after the closing of the market on October 21, 2009, at which time Gafisa’s officers, including Gafisa’s Chief Executive Officer and Investor Relations Officer, informed two of Tenda’s board members, Messrs. Mauricio Luchetti and Henrique Alves Pinto, of the proposed transaction.  On October 22, 2009, Tenda’s Investors Relations Officer therefore decided to issue the first Tenda announcement in compliance with CVM’s regulations.

Page 77:

Background – The Restructuring

On October 21, 2008, Tenda’s shareholders approved the merger of Tenda into FIT Residential Empreendimentos Imobiliários Ltda., or FIT. The purpose of this merger, or the FIT Merger, was to combine the businesses of Tenda and FIT, enable Tenda to expand its entry-level homebuilding business into new Brazilian markets and cause Tenda to become one of the most diversified affordable or entry-level homebuilders in Brazil.

The FIT Merger was implemented in accordance with the terms of a merger agreement negotiated between Tenda and FIT and approved by the board of directors of each of these companies.  Prior to the FIT Merger, Gafisa held a controlling interest in FIT. Gafisa did not own any shares of Tenda prior to the FIT Merger.  As a result of the level of Gafisa’s pre-transaction ownership in FIT and the FIT Merger exchange ratio, the FIT Merger resulted in  Gafisa becoming the controlling shareholder of Tenda, owning approximately 60% of Tenda’s voting shares.

The primary effect of the FIT Merger was to combine the entry-level homebuilding businesses of Tenda and FIT and, to the knowledge of Gafisa and Tenda, no discussions took place at that time regarding, and no consideration was given at that time to, a possible further combination of the entry-level homebuilding business of Tenda with the premium-level homebuilding business of Gafisa.

In view of the short time period since the completion of the FIT merger, Tenda’s management is not able to fully or accurately assess the present or potential future impact of the FIT Merger on Tenda; however, both the financial and operating results of Tenda generally have improved since the date of the FIT merger, whether as a direct result of the merger, the effect, if any, of Gafisa’s control of Tenda, changes in market  or competitive conditions or due to other factors.

Ms. Era Anagnosti	5	December 11, 2009

Since completion of the FIT Merger, Tenda has remained a publicly listed and publicly traded company in Brazil despite the fact of Gafisa’s controlling stake in the company.  As two separate public companies engaged in different lines of the homebuilding business, each of the boards of Gafisa and Tenda has managed each company in the best interest of that company and its shareholders.  Moreover since the time of the FIT Merger, Tenda and Gafisa have continued to comply with all applicable Brazilian governance laws and principles applicable to listed companies and Gafisa has complied with all U.S. securities laws and NYSE regulations applicable to foreign private issuers.  Consequently, it is speculative as to whether the FIT Merger and Gafisa’s resulting ownership interest in Tenda has had any material effect on Tenda’s business.  The boards of directors of Gafisa and Tenda did not consider the consummation of the FIT Merger or its particular impact on Tenda as a material factor in reaching their conclusions with respect to the Restructuring. Instead, each board considered Tenda and its value as of the time that it made its decisions concerning the Restructuring. For information concerning transactions between Gafisa and Tenda or concerning transactions by Gafisa relating to the Tenda shares, see “Part Five – Past Contacts, Transactions, Negotiations and Agreements” and Gafisa’s Annual Report on Form 20-F for the year ended December 31, 2008 which is incorporated by reference herein.

On September 10, 2009, Gafisa hired Estáter to study strategic options for its equity stake in Tenda. Based in part on Estáter’s advice, Gafisa concluded on October 16, 2009, that the Restructuring was the preferable option to be pursued.  Representatives of Gafisa did not discuss the concept of the Restructuring with, or disclose any proposed terms for the Restructuring to, representatives of Tenda until after the closing of the market on October 21, 2009, at which time Gafisa’s officers, including Gafisa’s Chief Executive Officer and Investor Relations Officer, informed two of Tenda’s board members, Messrs. Mauricio Luchetti and Henrique Alves Pinto, of the proposed transaction.  On October 22, 2009, Tenda’s Investors Relations Officer therefore decided to issue the first Tenda announcement in compliance with CVM’s regulations.

On October 22, 2009, the Companies announced their intention to consummate the Restructuring and stated that they would retain the services of specialized appraisal companies required under Brazilian corporate law to prepare the necessary reports and that they had retained and would retain other appropriate financial advisory services to assist in the determination of the Exchange Ratio and other terms of the Restructuring, as recommended by the CVM.  In these public announcements of the Restructuring, the Companies also indicated that they would voluntarily comply with a recently issued CVM Release No. 35, making recommendations with respect to the negotiation and conduct of transactions between affiliated companies and suggesting the establishment of special committees in connection with these transactions, all in order to enhance minority shareholder protection.

Reasons for the Restructuring, page 75

5.	Where not readily apparent, please provide the board’s analysis of each supporting factor and potential risk.

Ms. Era Anagnosti	6	December 11, 2009

•
For each item identified enhance the disclosure so that shareholders understand how consideration of the listed factors impacted the decision of each of Gafisa’s board and Tenda’s board to approve the Restructuring. Conclusory disclosure such as the “Restructuring is likely to permit Gafisa and Tenda to derive economic benefits as a result of the larger scale of their combined operations...and the possibility of a higher sustainable growth rate” or that the non-controlling shareholders of Tenda “are expected to enjoy greater liquidity” by holding Gafisa shares, are general and do not provide insight into the boards’ decision- making and the basis for their approval.

In response to the Staff's comment, the Company has expanded the discussion of the purposes of and reasons for the restructuring on pages 11 – 13 of Amendment No. 1, and eliminated the discussion on page 75 of the Registration Statement to eliminate the repetition. With respect to the reasons that caused Gafisa and Tenda management to approve the Restructuring, listed on page 11, the Company has revised the disclosure in the Registration Statement as follows:

(a) Bullet point two:   Gafisa and Tenda believe the Restructuring is likely to (1) permit Gafisa and Tenda to derive economic benefits as a result of the larger scale of their combined operations, (2) to increase operational, commercial and administrative efficiencies and (3) to permit the reduction of redundant costs, and thereby allowing for the possibility of larger future investments by Gafisa in its own business and the possibility of a higher sustainable growth rate.

o  Gafisa and Tenda management believe that in the Brazilian real estate sector it is important to have scale. A typical project, from launch to delivery, usually takes 36 months and 20 months to complete for Gafisa and Tenda, respectively, and payments received prior to delivery, only represent up to 30% of the unit cost (the remaining 70% is usually financed by a third party bank or financial institution).  Therefore, the cash needs of the companies are high - a characteristic of the business that has only been exacerbated by Gafisa’s increasing sales volume (which grew from R$995 million in 2006 to R$2,194 million in the first nine months of 2009).  By managing both companies together, Gafisa management expects to be able to manage its cash needs more effectively by utilizing the strength of the combined balance sheet of Gafisa and Tenda and by being able to allocate capital more freely between the two companies.  Management also expects to realize cost savings as a result of the Restructuring because it should be possible to eliminate duplicative activities at the two companies and avoid the costs related to maintaining Tenda as a publicly listed company.

o   The management of Gafisa and Tenda also believe that the affordable entry level housing market in which Tenda is focused has the potential for high-growth and that the mid and mid/high housing sectors in which Gafisa operates are also performing very well at the present time; however, at times, either of these markets may outperform the other.  Gafisa and Tenda management believe that having a diversified platform is the best way to mitigate risk.  As a result of the Restructuring, Tenda’s shareholders will no longer be exposed to only one segment of the Brazilian real estate market, but to the various sectors of the housing market in Brazil, and Tenda and Gafisa management believe that this diversification will be valuable to both Tenda and Gafisa shareholders. Tenda and Gafisa management believe that the ability to switch investments according to demand across all sectors of the housing market in Brazil, will likely produce a higher sustainable growth rate for Gafisa. Prior to the Restructuring, Gafisa's 60% ownership of Tenda was not sufficient as to allow to easily switch investments between the companies.

Prior to the Restructuring, the existence of a 40% minority interest in Tenda and the fact that Tenda was an independent publicly traded company did not make it possible to easily switch capital investments between the two companies to follow market demands and thus maximize business opportunities.

Ms. Era Anagnosti	7	December 11, 2009

•
In summarizing the boards’ analyses for each of these material factors, please disclose the risks and countervailing factors, and why the factors were viewed by the boards as supporting their respective decisions to approve the exchange ratio and the Restructuring.

The Company respectfully submits that the Board’s analysis of the factors listed in second, third and fourth bullet points in the list of factors on page 12 considered by members of the boards of directors of Gafisa and Tenda are readily apparent from the language of those factors.  With respect to the remaining factors, the Company has revised the disclosure in the Registration Statement as follows:

(a) Bullet point 1:  the views of the management of Gafisa and Tenda, described above, to the effect that (1) the Restructuring is likely to result in the creation of a Brazilian national leader in the civil construction sector and (2) the Restructuring is likely to result in economic benefits as a result of the increased scale of the business, operational and administrative efficiencies, and the ability to easily switch investments according to demand across all sectors of the housing market in Brazil.  In considering these views, the Board considered the likelihood that management’s predictions would be realized and risks that these predictions might fail to be realized as a result of, among other matters, changes in macro-economic conditions in and changes in the competitive environment in which Gafisa and Tenda operate.  Each board concluded that, in its opinion, the views presented by management were, as of the date of the board meetings, based on reasonable assumptions and that achievement of management’s objectives would be beneficial to all of the Gafisa shareholders, including those receiving Gafisa shares as a result of the Restructuring.

(b)  Bullet point 5:  that the Restructuring will allow holders of common shares of Tenda to receive Gafisa common shares having substantially the same rights as their common shares of Tenda but that instead are expected to enjoy greater liquidity than the securities previously held by them.  In reaching this conclusion, the boards received advice from their respective Brazilian legal advisors to the effect that, under Brazilian law and the respective bylaws of  Gafisa and Tenda, the common shares of each company had substantially the same voting rights, dividend rights and other material shareholder rights.  The boards recognized that the nature of the businesses represented by each of the respective classes of stock differed in certain respects, with the Tenda business being focused on affordable entry-level residential buildings and the Gafisa business being focused on high quality homes and that certain shareholders might prefer one over the other; however, the boards also noted that other shareholders might well prefer diversification and that both management and the boards view diversification as an appropriate means to mitigate risk.  More importantly, the boards noted that, because the Gafisa shares are traded both on BM&FBOVESPA and, on the NYSE, in the form of ADSs, there is a larger trading market for the Gafisa shares than exists for the Tenda shares.  For example, in October 2009, Gafisa’s average daily trading volume (ADTV) was equivalent to R$ 60 million on the BM&FBOVESPA and approximately R$ 76.7

Ms. Era Anagnosti	8	December 11, 2009

million on the NYSE, resulting in a consolidated ADTV of close to R$137 million. In the same period, Tenda’s ADTV was R$14.4 million, or 11% of Gafisa’s ADTV.  After the Restructuring, the potential combined liquidity would be approximately R$ 150 million and this fact might facilitate sales by shareholders no longer interested in maintaining their investment in the business at prices deemed acceptable by those shareholders.

(c) Please see our response to Comment 8 for revisions that will be made to Bullet point 6.

•	In your revised disclosure please discuss whether the boards addressed why Tenda’s full control by Gafisa would represent a better alternative for Tenda’s non-controlling shareholders.

Please see our responses to Comment 5 above.

6.
Please ensure that you provide support for the qualitative and comparative statements contained in the prospectus and for each case disclose whether a statement is based on management’s belief, industry data or any other source. If a statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, please clearly define the sources of information serving as the basis of the statements in your prospectus.

The Company has reviewed the disclosure throughout Amendment No. 1 and identified any statements that may be considered qualitative or comparative. The Company is providing under a separate cover supporting materials to explain the basis of statements that are based on management’s belief and copies of third-party sources for other qualitative or comparative statements.

7.
Please clarify whether it was the Special Committee’s or Itaú BBA’s determination that the exchange ratio “would constitute equitable treatment from the perspective of Tenda’s non-controlling shareholders”.

The Special Committee determined that the exchange ratio “would constitute equitable treatment from the perspective of Tenda’s non-controlling shareholders,” based on Itaú BBA’s studies and report.

8.	Please more fully explain why the exchange ratio will provide Tenda’s non-controlling shareholders with a greater market price than the value of the withdrawal rights offered to them.

According to Brazilian law, the withdrawal rights will be calculated based on Tenda’s equity value (book value) per share and not based on the market price of Tenda’s shares.  The Company has revised bullet point 6 in the factors listed on page 12 of the Registration Statement as follows so as to more fully explain why the exchange ratio will likely provide Tenda’s non-controlling shareholders with a greater market price than the value of the withdrawal rights offered to them:

Ms. Era Anagnosti	9	December 11, 2009

Bullet point 6: that the Restructuring will allow Tenda shareholders who do not want to become shareholders in Gafisa a right to exercise withdrawal rights, but the Restructuring will offer those Tenda shareholders who do not exercise withdrawal rights an Exchange Ratio with an equivalent market price for the Tenda shares that is likely to be higher than the value of the withdrawal rights offered to dissenting Tenda shareholders.  The value of the withdrawal rights is based on Tenda's equity value (book value) per share on December 31, 2008.  Based on Tenda’s book value as of December 31, 2008 of R$1,062,213,828.91 and the 400,804,117 outstanding shares, a holder of a single Tenda share would receive R$2.65, if such holder were to exercise his withdrawal rights.  On the other hand, the Exchange Ratio of 0.205 and the market price of Gafisa's shares as of December 8, 2009 (R$28.84 per share) imply an equivalent market price of R$5.91 to be received by a holder of a single Tenda share who does not exercise his withdrawal rights.  Although the actual value of Gafisa shares (and therefore the equivalent value to be received by Tenda shareholders based on the Exchange Ratio) will fluctuate between the date of this Registration Statement and the date that Tenda shareholders will receive Gafisa shares following the Restructuring, the value of withdrawal rights will be greater than the value of the Gafisa shares received based on the Exchange Ratio only if the market price of Gafisa shares falls below R$12.93 per share (a decline of more than 55% from the market price on December 8, 2009.

Under Brazilian corporate law, Tenda shareholders dissenting from the Restructuring may request that withdrawal rights be calculated based on a balance sheet prepared within no more than 60 days as of the date of the Tenda EGM.  Even applying the most recent public information available (i.e. the interim balance sheet dated September 30, 2009), Tenda’s shareholders exercising withdrawal rights would only receive approximately R$2.80 per Tenda share, which would still be less than the value likely to be received based on the Exchange Ratio.  The book value of Tenda shares is unlikely to have varied sufficiently since September 30, 2008 so as to provide Tenda shareholders who choose to exercise withdrawal rights with a greater value than that which they would receive if they participate in the Restructuring.  For more information on how the withdrawal value is calculated, see “Part Five—The Restructuring—Withdrawal Rights.”

Withdrawal Rights, page 80

9.
Please revise the disclosure to indicate whether Tenda’s non-controlling shareholders will be notified of the date by which they will need to exercise their withdrawal right. We note disclosure of withdrawal rights lapsing 30 days after publication of the minutes of the EGM of Tenda; however, it is unclear where the minutes will be published, and how the shareholders will learn about it. Please see Item 19(a)(3) of Form F-4 and Item 3 of Schedule 14A.

The Company has revised the first paragraph of the section “Withdrawal Rights” starting on page 88 as follows so as to include information on where the minutes of the EGM of Tenda will be published, and how the shareholders will learn about it:

Ms. Era Anagnosti	10	December 11, 2009

Withdrawal Rights

Under Brazilian corporate law, any person who was a record holder of Tenda common shares on October 21, 2009, the date on which Gafisa and Tenda first announced the Restructuring, has the right to dissent from the Restructuring and exercise withdrawal rights.  Withdrawal rights may be exercised by any Tenda shareholder who votes against the Restructuring, refrains from voting at the Tenda EGM or fails to attend the Tenda EGM. Such right may be exercised during the 30-day period following date of publication of the minutes of the EGM of Tenda in the newspaper “Valor Econômico” and in the São Paulo Official Gazette, according to procedures which will be indicated by the Companies in due course by means of a notice to shareholders to be published following Gafisa’s EGM, in the newspapers “Estado de São Paulo” and “Valor Econômico” and in the São Paulo Official Gazette, and on the websites of the CVM and BM&FBOVESPA.  Upon publication of the minutes, the Company will also issue a press release in the United States and file a Form 6-K with the SEC reflecting this.  The failure to vote on the Restructuring at Tenda’s EGM by a shareholder who would otherwise be entitled to exercise withdrawal rights will not constitute a waiver of that shareholder’s withdrawal rights.

Valuation Reports and Financial Analysis, page 81

10.
Your disclosure in the introductory paragraph, as well as disclosure relating to the valuation reports prepared by each of Itaú BBA, Estatér and Rothschild, indicate that each such valuation report was prepared for the exclusive use by the Special Committee or Gafisa’s board of directors in analyzing and evaluating the Restructuring and that each such report “should not be relied upon for any other purpose and does not constitute a fairness opinion or any indication of fairness” from either Itaú BBA, Estatér or Rothschild in relation to the Restructuring.

•
Please revise your disclosure to explain whether any of these valuation reports, other than the one prepared by APSIS, is required under Brazilian law. Please clearly state whether the board of each company made a determination as to the fairness of the exchange ratio, and if not, whether the board is required to do so under Brazilian law so that the shareholders can appreciate the role that each valuation report plays in the context of the exchange ratio being offered.

The Company has added the following disclosure on page 15:

Uses of the Valuation Reports and Appraisals

Only the APSIS appraisals, prepared for purposes of sections 227, 8 and 264 of the Brazilian corporate law, were required pursuant to the Brazilian corporate law. One of the APSIS appraisals is intended, as required by Brazilian regulations, to confirm that the capital increase in Gafisa resulting from the Restructuring is supported by the net worth of Tenda. The other report, also required by statute is intended only to compare the proposed exchange ratio to another theoretical exchange ratio based on the market value of the assets and liabilities of both companies. Neither of those appraisals refers to the fairness of the exchange ratio nor were they required to have done so pursuant to Brazilian corporate law.

Ms. Era Anagnosti	11	December 11, 2009

The Special Committee was selected in accordance with the recommendations of CVM Release No. 35 and therefore complies with such recommendations of CVM Release No. 35 so as to adequately fulfill the fiduciary duties of directors related to a transaction with an affiliate. While the CVM Release No. 35 acknowledges that there are other means to comply with the fiduciary duties of the directors in such cases, it indicates that the creation of a Special Committee in compliance with the recommendations of CVM Release No. 35 is an adequate way of having the applicable fiduciary duties fulfilled.

The reports presented by Rothschild and Estáter were prepared at the request of Gafisa’s Board of Directors and the report presented by Itaú BBA was prepared at the request of Tenda’s Special Committee, to support their respective evaluation and negotiation of the terms and conditions of the transaction. Whereas such reports do not express any opinion with respect to the fairness of transaction, they confirm that the proposed exchange ratio is supported by the common methodologies of financial valuation standards as described in each of the reports.

The Board of Directors of Gafisa recommended the approval of the Restructuring based on the appraisal prepared by APSIS and on the reports presented by Rothschild and Estáter, after having considered the recommendations of the Special Committee of Tenda, including, specifically, the Exchange Ratio, which Gafisa’s Board of Directors considered to be fair and adequately justified.

The Board of Directors of Tenda recommended the approval of the Restructuring to the shareholders of Tenda based on the appraisal prepared by APSIS and the recommendation of the Special Committee (which was advised by Itaú BBA).

•
Disclosure relating to limitations of reliance by the shareholders on the valuation reports or the summary of these reports in the prospectus are inappropriate and should be deleted. Alternatively, please disclose the basis for each financial advisor’s belief that shareholders cannot rely upon the valuation report to support any claims against such financial advisor arising under applicable law (e.g., the inclusion of an express disclaimer in each financial advisor’s engagement letter with the company). Please describe any applicable authority regarding the availability of such a potential defense. In the absence of applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further disclose that the availability of such a defense to each financial advisor would have no effect on the rights and responsibilities of either financial advisor or the board of directors under the federal securities laws.

In response to the Staff's comment, the Company has removed limitations of reliance by the shareholders on the valuation reports or the summary of these reports from the prospectus.

Ms. Era Anagnosti	12	December 11, 2009

Material Tax Considerations, page 107

United States Federal Income Tax Considerations page 110

11.	From the language in Exhibit 8.1, it appears that the tax discussion sections of the filing set forth counsel’s opinion, and the filed tax opinion is a short-form tax opinion. As a result, please:

•
revise the discussion here and elsewhere in the filing where you discuss material U.S. federal income tax consequences of the Restructuring to clearly state that the discussion and each of the conclusions are the opinion of counsel;

The Company has revised the disclosure under the captions “Part Five—The Restructuring—Material Tax Considerations—United States Federal Income Tax Considerations,” “Part One—Questions and Answers about the Restructuring” and “Part Two—Summary—Effects of the Restructuring on Unaffiliated Shareholders” to clearly state that the discussion and each of the conclusions are the opinion of counsel and to more clearly state the reason counsel cannot give an unqualified opinion.

•
have your counsel explain in detail why it cannot give a “will” opinion by describing, among other things, the degree of uncertainty and the related risks to the investors, as well as why counsel may not rely on the opinion of Brazilian tax counsel for purposes of opining that the Restructuring “will” qualify as a tax- free “reorganization” for U.S. federal income tax purposes; and

While we have relied on Gafisa’s Brazilian counsel for the operation and legal effects of withdrawal rights under Brazilian law, the lack of authority under the U.S. tax laws prevents U.S. tax counsel from expressing an unqualified opinion.  The related risks to the investors are described in a risk factor (“The U.S. federal income tax consequences of the Restructuring are uncertain.”) and under the caption “Part Five—The Restructuring—Material Tax Considerations—United States Federal Income Tax Considerations—Consequences If the Restructuring Fails to Qualify as a Tax-Free Reorganization.”

•	ensure that you file a signed Exhibit 8.1 opinion prior to effectiveness of the registration statement.

The Company has filed a signed Exhibit 8.1 opinion.

Exhibit 8.1 – Form of Opinion of Davis Polk & Wardwell LLP

12.	Please have counsel revise the consent language in its opinion to state that counsel also consents to its being named in the prospectus.

We have revised the consent language in our opinion to state that counsel also consents to being named in the prospectus.

Ms. Era Anagnosti	13	December 11, 2009

We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4529 or Manuel Garciadiaz at 212-450-6095 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Diane Kerr

Diane Kerr

GAFISA S.A.

COMPANY STATEMENT

On behalf of Gafisa S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement on Form F-4, as amended on December 11, 2009 (the “Filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, the undersigned has executed this acknowledgement of the Company on this 11th day of December, 2009.

GAFISA S.A.

By:	/s/ Alceu Duilio Calciolari
Name: Alceu Duilio Calciolari
Title: Chief Financial Officer